MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

488 MADISON AVENUE

NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

April 16, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Christina Aberg, Staff Attorney

Re:	Jobbot, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 13, 2015 File No. 333-199833

Dear Sir/Madam:

We represent Jobbot, Inc. (the “Company”). We are replying on the Company’s behalf to the comment letter dated March 4, 2015. We have set forth below your comments and our response to each comment.

General

1. Please update the financial information within your prospectus in accordance with Rule 8-08 of Regulation S-X.

The Amended Form S-1 has been revised to include updated financial information in accordance with Rule 8-08 of Regulation S-X.

2. We note your response to comment 1 of our letter dated December 1, 2014. Please revise your disclosure to affirmatively state your status as a shell company and add appropriate disclosure discussing the risks associated with being a shell company, particularly with respect to listing standards and the restrictions on your ability to use registration statements on Form S-8, or tell us why you believe this is unnecessary.

We further note that your disclosure throughout your registration statement is inconsistent as to whether that this is a primary or secondary offering. For example only, based on your disclosure on page 15 indicating that the selling security holders will sell the shares at a fixed price until a market develops and thereafter at prevailing market prices or privately negotiated prices and thereafter at market prices, it appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Please revise your disclosure to state that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation Question 612.09. Alternatively, please provide us with additional analysis as to why you believe that the transaction is not a primary offering and is therefore appropriately characterized as a transaction that is eligible to be made under Securities Rule 415(a)(1)(i).

The Amended Form S-1 has been revised to affirmatively state the Company’s status as a shell company on page 1. A disclosure regarding the Company’s status as a shell company has been added on page 12.

With respect to whether or not this is a primary or secondary offering the Company believes that it is a secondary offering. The stockholders are selling the shares being registered personally, not for the benefit of the Company. Therefore, the sellers are not underwriters and are properly selling pursuant to Rule 415(a)(1)(i) of Regulation C in a secondary offering.

Risk Factors, page 2

3. We note your response to comment of our letter dated December 1, 2014, and we reissue that comment in part. Please include a risk factor in this section describing the risks relating to your potential inability to continue as a going concern and that you have not earned any revenue to date.

The Amended Form S-1 has been revised to include the above-mentioned risk factor on page 9.

1

Description of Business, page 18

4. We note your response to comment 9 of our letter dated December 1, 2014, and we reissue the comment in part. Please expand and revise your disclosure to clarify your fee structure.

The Amended Form S-1 has been revised on page 20.

Revenue, page 20

5. We note your response to comment 12 of our letter dated December 1, 2014, and we reissue the comment in part. Please include a statement here, if true, that you currently do not have any clients or subscribers, or advise.

The Amended Form S-1 has been revised on page 20.

Certain Relationships and Related Transactions, page 26

6. We note your response to comment 8 of our letter dated December 1, 2014 to the effect that Mr. Denn holds 550,000 shares of your common stock. We further note that only one grant of 500,000 shares to Mr. Denn has been disclosed in this section. Please revise your disclosure in this section to disclose the grant or sale of the remaining 50,000 shares to Mr. Denn. Refer to Item 404(d) of Regulation S-K.

The Amended Form S-1 has been revised on page 26 to reflect Robert Denn’s purchase of 50,000 shares from the Company pursuant to a private offering.

Exhibits, page 31

7. We note your response to comment 11 of our letter dated December 1, 2014, and we reissue the comment in part. Please file the agreement with Simply Hired with your next amendment, or provide us with analysis as to why you are not required to do so. Refer to Item 601(b)(1) of Regulation S-K.

We have filed the agreement with Simply Hired as Exhibit 10.2 to our Amended Form S-1.

If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

	By:	/s/ Alan P. Fraade
Alan P. Fraade

APF/ arr